24000547

...ON

Washington, D.C. 20549

SEC Mail Processing

MAR 01 2024

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68770

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kayan Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3470 Wilshire Blvd., Suite 626
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yong Soo Kim	213-739-0998	yskim@kayansecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jenniffer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yong Soo Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kayan Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature]
Notary Public

Notary certificate attached

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT

State of California)

County of Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 27th day

of Feb, 20 24, by

YONG SOO KIM,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Samantha Kang

SAMANTHA KANG
Notary Public - California
Los Angeles County
Commission # 2385290
My Comm. Expires Dec 31, 2025

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

OATH AND AFFIRMATION

containing ______ pages, and dated ______.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Kayan Securities, Inc

INDEX TO FINANCIAL STATEMENTS

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Kayan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Kayan Securities, Inc. as of December 31, 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kayan Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kayan Securities, Inc.'s management. Our responsibility is to express an opinion on Kayan Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kayan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Kayan Securities, Inc.'s financial statements. The supplemental information is the responsibility of Kayan Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Kayan Securities, Inc.'s auditor since 2019.

Sugar Land, Texas

February 29, 2024

Kayan Securities, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash		$ 7,484
Clearing broker deposit		46,963
Commissions receivable		6,599
Property and Equipment, at cost, net of accumulated depreciation of $9,233		0
Right-of-Use Asset		18,347
Rent deposit		2,748
Total Assets		$ 82,141
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses		$ 2,454
Accrued FINRA fine		5,000
Accrued Restitution to customer		50,000
Lease Liability		18,347
Total Liabilities		75,801
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized; 10,967 shares issued and outstanding	$ 110	
Retained earnings (deficit)	6,230	6,340
Total Liabilities and Stockholder's Equity		$ 82,141

See accompanying notes to the financial statement

Kayan Securities, Inc.
Statement of Operation
December 31, 2023

Revenues	
Commissions	$ 105,528
12b1 fees	16,242
Mutual sale	6,868
Interest income	5,205
Misc. income	6,599
Total Revenues	140,442
Direct Costs	
Commission expense	24,619
Clearing expenses	37,820
Total Direct Costs	62,439
Gross Profit	78,003
Expenses	
Business Insurance	1,029
Office expense	6,965
Parking	2,363
Professional fees	7,150
Regulatory fees	8,858
Lease Expense	23,145
Telephone	3,794
Tax	642
Advertisement	1,500
Dues and subscriptions	1,767
FINRA fine	5,000
Restitution to customer	50,000
All other expenses	1,223
Total Expenses	113,436
Income before provision for income taxes	(35,433)
Income tax provision	800
Net Income	($36,233)

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Stockholder's Equity
December 31, 2023

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2022	10,967	$ 110	$ 0	$ 56,363	$ 56,473
Net Income				(36,233)	(36,233)
Capital Distribution			0	(13,900)	(13,900)
Balance, December 31, 2023	10,967	$ 110	$ 0	$ 6,230	$ 6,340

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Cash Flows
December 31, 2023

Cash Flows from Operating Activities:	
Net income	($36,233)
Changes in operating assets and liabilities:	
Commissions receivable	(1,884)
Clearing Deposit	(1,311)
Other current asset	110
Accounts payable	24
Commission payable	548
Accrued FINRA fine	5,000
Accrued Restitution to customer	50,000
Net Cash Provided by Operating Activities	16,254
Investing Activities:	
Right-of –Use Asset	1,998
Financing Activities:	
Lease Liability	(1,998)
Capital distribution	(13,900)
Cash Flows from Financing Activities	(15,898)
Net increase in cash	2,354
Cash - beginning of the year	5,130
Cash - year end	$ 7,484

See accompanying notes to the financial statements

Kayan Securities, Inc.
Notes to Financial Statements
December 31, 2023

Note 1 – Organization and Nature of Business

Kayan Securities, Inc. (the "Company") was incorporated on July 22, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

· Broker or dealer retailing corporate equity securities over-the-counter

· Broker or dealer selling corporate debt securities

· Underwriter or selling group participant (corporate securities other than mutual funds

· Mutual fund retailer

· U.S. government securities broker

· Broker or dealer selling variable life insurance or annuities

· Put and call broker or dealer or option writer

· Non-exchange member arranging for transactions in listed securities by exchange member

· Private placements of securities

· Broker or dealer selling tax shelters or limited partnerships in primary distributions

· Broker or dealer selling tax shelters or limited partnerships in the secondary market

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Kayan Securities, Inc.
Notes to Financial Statements
December 31, 2023

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.
The tax returns are prepared on a cash basis, however no deferred taxes are reported as the impact on the financial statements are not material.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2019 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments(none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ 6,599	$ 2,454

Note 5 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. But during September 2012, the Company withdrew $5,000 under the permission of the clearing broker. The deposit accrues interest. At December 31, 2023, the deposit balance is $46,963.

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $3,592 which was $1,408 deficient of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 15.99 to 1. On 2/28/2024, the Company infused $17,500 capital to repair the deficiency.

Note 8 – Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2023, the Company recorded the franchise tax of $800.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Kayan Securities, Inc.
Notes to Financial Statements
December 31, 2023

Note 10 – Operating Lease Commitments

On December 15, 2010, the Company entered into a lease for office space under a non-cancellable operating lease. The lease has been relocated and extended for another twelve months, commencing on December 1, 2023 and terminating on November 30, 2024.
At December 31, 2023, the lease payments under this agreement were as follows:

2023	$ 23,145.4

Note 11 – Contingencies, Guarantees, or Claims

During the Q4, 2023, the Company began to discuss a pre-Wells notice with FINRA, which related to a 2019 unauthorized trades made by a registered representative for a customer that resulted in a customer loss. On 2/27/2024, FINRA proposed $50,000 restitution to be paid to the customer and $5,000 fine to Supervisor to be paid to FINRA. The Company accepted the proposal. The effective date will be when FINRA prepares a letter of AWC(Acceptance, Waiver, and Consent) and both FINRA and the Company sign in the next month or so.. The Company accrued total expense $55,000 as of 12/31/2023 which resulted in net capital deficiency by $1,408. The Company infused $17,500 capital on 2/28/2024 to repair the capital deficiency.

Except this case, there are no other contingencies, guarantees, or claims

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 29, 2023, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosures.

Note 13 -- Components of Revenue Items

Commission: trading fees from stocks, bonds, options, and ETFs.
12b-1 fees : trailing fees from mutual funds
Mutual fund sale : sales concession or commission from mutual fund
Interest income : margin interest income and clearing deposit interest income
Misc. income : fees from associated persons for FINRA registration and parking fees.

Kayan Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2023

Computation of Net Capital	
Total stockholder's equity from statement of financial condition	$ 6,340
Nonallowable assets:	
Rent deposit	(2,748)
Net Capital	$ 3,592
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 3,832
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Net Capital	($1,408)
Computation of Aggregate Indebtedness	
Total liabilities	$ 57,454
Aggregate indebtedness to net capital	15.99

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 3,592
Variance: The Company amended a revised Q4 FOCUS IIA, reflecting $50,000 Restitution to customer and $5,000 FINRA fine. Therefore, there is no variance.	0
Net Capital Per Audited Report	$ 3,592

See accompanying notes to the financial statements

Kayan Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

A computation of reserve requirement is not applicable to Kayan Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Kayan Securities, Inc.

Schedule III – Information Relating to the Possession Or Control Requirements Under Rule 15c3-3 As of December 31, 2023

Information Relating to the Possession or Control Requirements is not applicable to Kayan Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kayan Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kayan Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kayan Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (2) The Company met the identified exemption provision in 17 C.F.R. §15c3-3(k) through the most recent fiscal year without exception; and (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to, effecting securities transaction via subscriptions on the a subscription way basis where the funds are payable to the issuer or its agent, not to the company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Kayan Securities, Inc's management is responsible for compliance with the exemption (k)(2)(ii) and with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kayan Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), and of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 29, 2024

Kayan Securities, Inc. Member FINRA/SIPC
3470 Wilshire Blvd., Ste. 626 · Los Angeles, CA 90010 · (T) (213) 739-0998 (F) (213) 739-2686

Kayan Securities, Inc's Exemption Report

Kayan Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the

following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3

(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to, effecting securities transaction via subscriptions on the a subscription way basis where the funds are payable to the issuer or its agent, not to the company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kayan Securities, Inc.

I, Yong Soo Kim, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title:President

Date of Report: 12/31/2023